December 31, 2009

Via EDGAR and Overnight Delivery

Peggy Fisher Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3030 Washington, DC 20549

Re:	China Electric Motor, Inc.
Registration Statement on Form S-1
Filed October 14, 2009 and amended October 19, 2009 and December 4, 2009
File No. 333-162459

Dear Ms. Fisher:

On behalf of China Electric Motor, Inc., a Delaware corporation (the “Company”), we hereby submit to you for the Staff’s review the photographs that the Company proposes to insert into the front insider and back inside covers of the prospectus included in the above referenced Registration Statement.  We are also forwarding to you via Federal Express two courtesy copies of this letter and the photographs.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:           Yue Wang, China Electric Motor Inc., Chief Executive Officer

Enclosures

深圳岳鵬成電機有限公司
SHENZHEN YUEPENGCHENG MOTOR CO.,LTD

Above: China Electric Motor, Inc. Facilities in Shenzhen, Guangdong, China.

Above: Finished Company Products.

Above: Inside the Company's Manufacturing Facilities.

eft: Factory 200T Punching Machine.

Center: Factory Workstations.

Right: Factory 200T Punching Machin